

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

<u>Via E-Mail</u>
James R. Maronick
Chief Financial Officer
Solitario Exploration & Royalty Corp
4251 Kipling Street
Suite 390
Wheat Ridge, CO   80033

      Re: **Solitario Exploration & Royalty Corp**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 12, 2012
             File No. 001-32978

Dear Mr. Maronick:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/Tia L. Jenkins

                          Tia L. Jenkins
                          Senior Assistant Chief Accountant
                          Office of Beverages, Apparel, and
                          Mining